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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                           CORNICHE GROUP INCORPORATED
                           ---------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                         ------------------------------
                                 (CUSIP Number)

                                JOEL SAN ANTONIO
                           C/O WARRANTECH CORPORATION
                               300 ATLANTIC STREET
                               STAMFORD, CT 06901
                                 (214) 756-6100
                              (214) 756-6212 (FAX)
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 12, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. -                                                 Page 2 of 4 Pages
            -------------------                                  --   --
--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
      1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

             Joel San Antonio
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
      3      SEC USE ONLY


--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

             PF
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------

                                      7   SOLE VOTING POWER         3,750,000
            NUMBER OF
             SHARES                   -----------------------------------------
          BENEFICIALLY                8   SHARED VOTING POWER       1,100,000
            OWNED BY
              EACH                    -----------------------------------------
           REPORTING                  9   SOLE DISPOSITIVE POWER    3,750,000
             PERSON
              WITH                    -----------------------------------------
                                      10  SHARED DISPOSITIVE POWER  1,100,000

--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,850,000
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                       [ ]

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.4%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages
                                                                   --    --

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D filed by Joel San Antonio (the "Reporting Person") by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein that are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 1.      SECURITY AND ISSUER.

         This Statement relates to the common stock, $.001 par value per share, of Corniche Group Incorporated, whose principle executive offices are located at 610 South Industrial Boulevard, Suite 220, Euless, Texas 76040.

ITEM 2.      IDENTITY AND BACKGROUND.

         No change.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. San Antonio sold 200,000 shares of the issuer's Series B convertible redeemable preferred stock in a private transaction on July 12, 2000, for $5.00 per share. Beginning September 30, 2000, holders of Series B convertible redeemable preferred stock may convert each share of that stock into 10 shares of common stock.

ITEM 4.      PURPOSE OF THE TRANSACTION

         No change.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Items 7 through 13 on the back cover page of this Statement is incorporated here by reference. All shares represented in such Items represent shares of common stock not currently outstanding but into which shares of Series B convertible redeemable preferred stock may be converted beginning September 30, 2000. In a private transaction on July 12, 2000, Mr. San Antonio sold 200,000 shares of Series B convertible redeemable preferred stock that he formerly held directly. Mr. San Antonio shares voting and dispositive power over the shares reported in Items 8 and 10, which are owned by his wife, two sons, brother, and mother.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No change.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         No change.

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                                                               Page 4 of 4 Pages
                                                                   --    --


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 31, 2000


                                             /s/ Joel San Antonio
                                             ----------------------------
                                                 Joel San Antonio